ISI North American Government Bond Fund
ISI Managed Municipal Fund
40 West 57th Street, 18th Floor
New York, New York 10019

Via EDGAR Correspondence

August 24, 2010

Ms. Pat Dominguez
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
ISI North American Government Bond Fund, SEC File No. 811-07292 (“North American Government Bond Fund”) and ISI Managed Municipal Fund, SEC File No. 811-06023 (“Managed Municipal” and together with North American Government Bond Fund, the “ISI Funds”) Response to Comments Pursuant to Review of the ISI Funds’ Filings on EDGAR (the “Filings”)

Dear Ms. Dominguez:

We are writing in response to a comment you provided telephonically to Donna M. Brown on Thursday, August 5, 2010 with respect to the Filings made on July 25, 2010 pursuant to Rule 485(a) of the Securities Act of 1933, as amended to register an additional class of shares, the Class I shares, for each of the ISI Funds subject to Securities and Exchange Commission (“SEC”) review.  On behalf of the ISI Funds, we have set out below the SEC staff’s comment on the Filings along with our response.

1.             Comment:  The last sentence of the “Portfolio Turnover” paragraph in each of the ISI Fund’s prospectuses should be deleted as it is inapplicable.

Response:   The ISI Funds will make the deletion as requested in each of the ISI Fund’s prospectuses.

We hope that the foregoing is responsive to your request made on August 5, 2010.  Please do not hesitate to contact the undersigned at 617-662-3966 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Donna M. Brown
Donna M. Brown
Assistant Secretary